UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 240.13d-2(a)
(Amendment No. 7)*

RADA ELECTRONIC INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.03 par value
(Title of Class of Securities)

M81863124 (CUSIP Number)

Jonathan M. Nathan, Adv.
Meitar LiquoErnik Geva Leshem Tal, Law Offices
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
+972-3-610-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
 (Page 1 of 9 Pages)

CUSIP No. M81863124	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS:
DBSI Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
12,403,671 (1)

	8	SHARED VOTING POWER:
0

	9	SOLE DISPOSITIVE POWER:
12,223,671 (1)

	10	SHARED DISPOSITIVE POWER:
180,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,403,671 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
37.8% (3)

14	TYPE OF REPORTING PERSON:
CO

(1) Includes an aggregate of 3,454,546 ordinary shares issuable upon exercise of warrants held by the Reporting Person. See Item 5.
(2) Consists of 180,000 ordinary shares that are subject to an option to purchase that was granted by the Reporting Person to another shareholder of the Issuer. See Items 1, 5 and 6.
(3) Percentage shown is based on 29,345,763 Ordinary Shares outstanding as of September 6, 2017, which is based on information provided to the Reporting Person by the Issuer upon the Reporting Person's inquiry. See Item 5.

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CUSIP No. M81863124	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS:
Barak Dotan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
12,403,671 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
12,403,671 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,403,671 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
37.8% (3)

14	TYPE OF REPORTING PERSON:
IN

(1) Includes an aggregate of 3,454,546 ordinary shares issuable upon exercise of warrants held by DBSI Investments Ltd. ("DBSI"), with respect to which the Reporting Person shares beneficial ownership. See Item 5.
(2) Includes 180,000 ordinary shares held by DBSI that are subject to an option to purchase granted by DBSI to another shareholder of the Issuer. See Items 1, 5 and 6.
(3) Percentage shown is based on 29,345,763 Ordinary Shares outstanding as of September 6, 2017, which is based on information provided to DBSI by the Issuer upon DBSI's inquiry. See
Item 5.

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CUSIP No. M81863124	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS:
Yossi Ben Shalom

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒

3	SEC Use Only

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
12,403,671 (1)

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
12,403,671 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12,403,671 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
37.8% (3)

14	TYPE OF REPORTING PERSON:
IN

(1) Includes an aggregate of 3,454,546 ordinary shares issuable upon exercise of warrants held by DBSI, with respect to which the Reporting Person shares beneficial ownership. See Item 5.
(2) Includes 180,000 ordinary shares held by DBSI that are subject to an option to purchase granted by DBSI to another shareholder of the Issuer. See Items 1, 5 and 6.
(3) Percentage shown is based on 29,345,763 Ordinary Shares outstanding as of September 6, 2017, which is based on information provided to DBSI by the Issuer upon DBSI's inquiry. See
Item 5.

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Item 1.	Security And Issuer.

This Amendment No. 7 (this “Amendment No. 7”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 2, 2016 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 29, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on November 23, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on January 25, 2017 (“Amendment No. 3”), Amendment No. 4 thereto filed on February 6, 2017 (“Amendment No. 4”), Amendment No. 5 thereto filed on February 27, 2017 (“Amendment No. 5”) and Amendment No. 6 thereto filed on August 18, 2017 (“Amendment No. 6”), relates to the Ordinary Shares, NIS 0.03 par value per share (“Ordinary Shares”) of RADA Electronic Industries Ltd., an Israeli company (the “Issuer” or “RADA”).  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6.

This Amendment No. 7 is being filed by the Reporting Persons to report (i) sales by DBSI (as defined in Item 2 below), since the filing of Amendment No. 6, of an aggregate of 534,782 additional Initial Shares that had been acquired by it at the Closing,  (ii) the conversion by DBSI, on August 28, 2017, of the entirety of the convertible loan in an amount of $3,175,000 that it had funded to the Issuer on June 15, 2016 (as described further in Item 6 of Amendment No. 1), at a conversion price of $2.40 per share, which resulted in the issuance to DBSI of 1,322,917 Convertible Loan Shares, (iii) the sale by DBSI, on September 5, 2017, of 865,000 of those Convertible Loan Shares in open market transactions, and (iv) the exercise by DBSI, on September 6, 2017, of 181,818 Warrants to purchase 181,818 Second Warrant Shares at an exercise price of $0.55 per share for an aggregate exercise price of $100,000. The foregoing transactions have increased, in the aggregate, the number of, Ordinary Shares held by DBSI and the other Reporting Persons, relative to the amount reported in Amendment No. 6.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2.	Identity and Background

This Amendment No. 7 is being filed by each of (1) DBSI Investments Ltd. (“DBSI” or the “Reporting Entity”), (2) Barak Dotan and (3) Yossi Ben Shalom.

Messrs. Dotan and Ben Shalom are together referred to sometimes hereafter as the “Reporting Individuals”, and, together with the Reporting Entity, the “Reporting Persons”.

The information set forth in the Statement in response to:

•	paragraphs (b)-(c) and (f) of Item 2, concerning DBSI;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s executive officers and directors;
•	paragraphs (a), (b), (c) and (f) of Item 2, concerning DBSI’s controlling shareholders;
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Barak Dotan; and
•	paragraphs (b)-(c) and (f) of Item 2, concerning Mr. Yossi Ben Shalom is in each case incorporated by reference herein in response to the disclosures required by the corresponding paragraphs of this Amendment No. 7.

(d)        Criminal Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

(e)        Civil Proceedings: The information set forth in the corresponding paragraph of the Statement (with respect to each of (i) DBSI, its executive officers and directors, and its controlling shareholders, (ii) Mr. Barak Dotan and (iii) Mr. Yossi Ben Shalom) is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

DBSI's convertible loan in an amount of $3,175,000 that it had funded to the Issuer on June 15, 2016 (as described further in Item 6 of Amendment No. 1), served as the source of funds (based on a conversion price of $2.40 per share) for the acquisition by DBSI of 1,322,917 Convertible Loan Shares that is reported in this Amendment No. 7. The sources of funds for the foregoing loan were the internal funds of DBSI. The internal funds of DBSI also served as the source of funds for the exercise by DBSI of Warrants to purchase 181,818 Second Warrant Shares at an exercise price of $0.55 per share for an aggregate exercise price of $100,000, as reported in this Amendment No. 7.

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Item 4.	Purpose of Transaction.
The information set forth in the corresponding paragraph of the Statement with respect to DBSI (and, indirectly, the Reporting Individuals) is incorporated by reference herein. In addition, the Reporting Persons note that DBSI may be required to dispose of up to 180,000 Ordinary Shares to Sphera Capital pursuant to exercise(s) by Sphera Capital of the Sphera Capital Option up until January 31, 2018.

DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of RADA purchased by it.

Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 7 are made on the basis of 29,345,763 Ordinary Shares outstanding as of September 6, 2017, which is based on information provided to DBSI by the Issuer upon DBSI's inquiry.

(a)           DBSI is the beneficial owner of 12,403,671 Ordinary Shares of the Issuer, constituting 34.3% of the issued and outstanding Ordinary Shares of the Issuer. Such number of Ordinary Shares consists of the following:
(i)	4,054,071 remaining Ordinary Shares from among the Initial Shares purchased by DBSI from the Issuer at the Closing;
(ii)	4,255,319 First Warrant Shares, in the aggregate, issued to DBSI upon exercise of Warrants on August 29, 2016, November 9, 2016, January 18, 2017 and August 17, 2017;
(iii)	181,818 Second Warrant Shares issued to DBSI upon exercise of Warrants on September 6, 2017.
(iv)	3,454,546 additional Second Warrant Shares issuable to DBSI upon exercise of outstanding Warrants; and
(v)
457,917 Convertible Loan Shares held by DBSI, which remain from the 1,322,917 Convertible Loan Shares issued to DBSI on August 28, 2017 upon conversion by DBSI of the entirety of its $3,175,000 convertible loan to the Issuer that was funded on June 15, 2016 (as described further in Item 6 of Amendment No. 1).

DBSI possesses sole power to vote all of the foregoing 12,403,671 Ordinary Shares. DBSI possesses sole power to dispose of 12,223,671 Ordinary Shares and shared power to dispose of 180,000 Ordinary Shares. Such shared dispositive power is shared with Sphera Capital due to the grant by DBSI to Sphera Capital of the Sphera Capital Option, which is exercisable by Sphera Capital at its sole discretion and which (if so exercised) would require DBSI to sell to Sphera Capital up to 180,000 Ordinary Shares.

Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the foregoing 12,403,671 Ordinary Shares of the Issuer beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Messrs. Yossi Ben Shalom and Barak Dotan also share dispositive power with Sphera Capital with respect to 180,000 of those 12,403,671 Ordinary Shares (due to Sphera Capital's right to exercise the Sphera Capital Option and force DBSI to sell up to 180,000 Ordinary Shares).

(b)           The Reporting Persons and the other persons identified in Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Ordinary Shares as described in paragraph (a) above.

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(c)           During the past 60 days, DBSI has effected the transactions with respect to Ordinary Shares described in paragraph (c) of Item 5 of Amendment No. 6, and, in addition, since the filing of Amendment No. 6, has effected the following additional transactions with respect to Ordinary Shares:

Type of Transaction and Date	Quantity of Ordinary Shares Sold/Purchased	Price Per Share	Total ($)
Sales:
August 24, 2017	156,621	$3.0498	$477,658
August 25, 2017	94,309	$3.0417	$286,858
August 28, 2017	3,950	$3.0160	$11,913
August 29, 2017	69,720	$3.1381	$218,785
August 30, 2017	82,988	$3.1131	$258,353
August 31, 2017	62,590	$3.1064	$194,428
September 1, 2017	64,604	$3.0302	$195,764
September 5, 2017*	865,000	$2.8005	$2,422,397
Purchase of Shares via Conversion of Convertible Loan:
August 28, 2017	1,322,917	$2.40	$3,175,000
Purchase of Shares vis Exercise of Warrants:
September 6, 2017	181,818	$0.55	$100,000

(*) This was a sale of Convertible Loan Shares that had been issued to DBSI on August 28, 2017, as described in this table and in Item 1 above.

Except as described in this Amendment No. 7, none of the Reporting Persons has effected any transactions in the Ordinary Shares (or other securities of RADA convertible into, or exercisable for, Ordinary Shares) in the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

The description in Item 6 of the Statement of the registration rights granted by the Issuer to DBSI under each of the Purchase Agreement and the Registration Rights Agreement is incorporated by reference in response to this Item 6. Pursuant to those registration rights, as described in Amendment No. 1, the Issuer filed a shelf registration statement on Form F-3 with the SEC on June 15, 2016, for the public resale by DBSI of up to 5,299,655 Initial Shares (which now constitute 2,649,828 Ordinary Shares, following the Reverse Share Split), which was declared effective by the SEC on June 22, 2016. Also pursuant to those registration rights, on March 27, 2017, the Issuer filed an additional shelf registration statement on Form F-3 with the SEC, for the public resale by DBSI of up to 4,351,568 Ordinary Shares, which was declared effective by the SEC on March 31, 2017. Furthermore, on September 1, 2017, the Issuer filed an additional shelf registration statement on Form F-3 with the SEC, for the public resale by DBSI of up to 3,549,071 additional Ordinary Shares

Rights to Acquire Additional Shares

Warrants

The description in Item 6 of the Statement of the Warrants issued by the Issuer to DBSI at the Closing is incorporated by reference in response to this Item 6. In addition, as reported in Items 1 and 5(c) of Amendment No. 1, in Items 1 and 5(c) of Amendment No. 2, in Items 1 and 5(c) of Amendment No. 3, in Items 1 and 5(c) of Amendment No. 6, and in Items 1 and 5(c) of this Amendment No. 7, since the filing of the Statement— on August 29, 2016, November 9, 2016, January 18, 2017, August 17, 2017 and September 6, 2017— DBSI exercised Warrants to purchase 531,915, 2,127,660, 531,915 and 1,063,829 First Warrant Shares and 181,818 Second Warrant Shares, respectively.

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Convertible Loan Agreement

The description of the funding of the Loan Amount by DBSI to the Issuer set forth in Item 6 of Amendment No.1, and the description of the Convertible Loan Agreement entered into by the Issuer and DBSI, and the terms for conversion of the Loan Amount provided by DBSI pursuant thereto, as appeared in Item 6 of the Statement, are incorporated by reference in response to this Item 6. The entirety of the Loan Amount ($3,175,000) was converted by DBSI into 1,322,917 Convertible Loan Shares on August 28, 2017 at a price of $2.40 per share (of which 865,000 Convertible Loan Shares were subsequently sold by DBSI on September 5, 2017).

Sphera Capital Option

The description of the Sphera Capital Option set forth in Item 6 of Amendment No. 5 is incorporated by reference in response to this Item 6.

Other than as described above in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith or incorporated by reference herein (as indicated below):

Exhibit No.	Description

1
Purchase Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on May 16, 2016 (hereafter, the “Issuer’s 2015 Form 20-F”))

2	Registration Rights Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.5 to the Issuer’s 2015 Form 20-F)

3	Convertible Loan Agreement, dated as of April 14, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.6 to the Issuer’s 2015 Form 20-F)

4	First Amendment to Convertible Loan Agreement, dated as of May 15, 2016, by and between the Issuer and DBSI (incorporated by reference to Exhibit 4.7 to the Issuer’s 2015 Form 20-F)

5	Warrant to Purchase Ordinary Shares of the Issuer, dated April 14, 2016, issued by the Issuer to DBSI (incorporated by reference to Exhibit 4.8 to the Issuer’s 2015 Form 20-F)

6	English summary of Option to Purchase Ordinary Shares of the Issuer, granted by DBSI to Sphera Capital Ltd. on January 25, 2017 (incorporated by reference to Exhibit 6 to Amendment No. 5)

7	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*
         _____________________
           *Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017

DBSI INVESTMENTS LTD.
/s/ Barak Dotan
Barak Dotan
Director

/s/ Yossi Ben Shalom
Yossi Ben Shalom
Director

/s/ Barak Dotan
BARAK DOTAN

/s/ Yossi Ben Shalom
YOSSI BEN SHALOM

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